CASTELLUM, INC.
3 BETHESDA METRO CENTER, SUITE 700
BETHESDA, MD 20814

August 11, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Castellum, Inc.
Draft Registration Statement on Form S-1
Submitted June 29, 2022
CIK No. 0001877939

Dear Ms. Beech:

By letter dated July 26, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Castellum, Inc. (the “Company,” “we,” “us,” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on June 29, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses, in bold.

Draft Registration Statement on Form S-1 Submitted June 29, 2022

Cover Page

1.	Disclose the selling stockholders information required by Item 501(b)(3) of Regulation S-K. Please also consolidate all of the disclosure required by Item 501 of Regulation S-K on one page. Refer to Item 501(b) of Regulation S-K.

Response: Amendment No. 1 to the draft registration statement on Form S-1 filed with the Commission today (the “Revised DRS”) has been revised to disclose the selling stockholders information required by Item 501(b)(3) of Regulation S-K.

2.	We note your disclosure on page 31 that your officers and directors own or exercise voting control of approximately 63.1% of your outstanding common stock. Please revise to disclose on your cover page, prospectus summary, and elsewhere in your filing, as applicable, the total voting power of your officers and directors will control after this offering, including both common and preferred stock. Also disclose on your cover page the super voting rights of your Series A preferred stock and your Series C preferred stock. In this regard, it appears your Series A preferred stock has two votes per share and your Series C preferred stock has 1.25 votes per share. Update your risk factors to address any risks related to your capital structure.

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Response: We have added additional disclosure in the Revised DRS on the cover page and prospectus summary that will, upon the filling in of the number of shares of common stock to be offered via the underwriters both by the Company and the selling stockholders will disclose the total voting power our officers and directors will control after the offering by the Company and the selling stockholders, including both common and preferred stock. The Revised DRS discloses on the cover page the super voting rights of our Series A preferred and Series C preferred stock. Additionally, we have updated our risk factors to include certain risks associated with the Series A preferred stock and Series C preferred stock.

Risk Factors, page 14

3.	We note your disclosure that "[c]ollectively, [y]our officers and directors own or exercise voting and investment control of approximately 63.1% of [y]our outstanding common stock." Please revise your cover page and risk factors to disclose whether you intend to utilize controlled company exemptions to governance rules under exchange listing standards.

Response: We have added additional disclosure in the Revised DRS on the cover page and in the risk factors to disclose that we do not intend to utilize the controlled company exemptions to the NYSE American corporate governance listing standards.

U.S. Inflation is at a forty-year high which may adversely impact our business, page 23

4.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: Given the long-term nature of the Company’s contracts, it is unable to take any current action to mitigate inflationary pressures and have added additional disclosure to the Revised DRS accordingly.

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Customer systems failures could damage our reputation and adversely affect our operating results, page 25

5.	We note your disclosure that "[you] often depend upon or use customer systems that are supported by the customer or third parties. Any security breach or system failure in such systems could result in an interruption of [y]our customer’s operations, significant delays under a contract, and material adverse effect on [y]our results of operations." Please disclose the measures you have taken to mitigate these cybersecurity risks, if any.

Response: We have included additional disclosure in the Revised DRS to reflect the measures we have taken to mitigate these cybersecurity risks.

Anti-takeover provisions in our charter documents and Nevada law..., page 30

6.	Revise this risk factor to address any risks or other impacts on shareholders as a result of your exclusive forum provision, including increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

As a related matter, we note your disclosure here that "the Eighth Judicial District Court of Clark County, Nevada, shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933." However, we note your disclosure on page 91 that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Please revise to ensure consistency throughout the filing.

Response: We have revised the risk factor in the Revised DRS to include additional disclosure to address any risks or other impacts on shareholders as a result of the exclusive forum provision, including increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable and have stated that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, including the concurrent jurisdiction disclosure. Additionally, we have updated the Revised DRS to correct the inconsistency concerning the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

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Capitalization, page 36

7.	Please provide us with detailed calculations of the pro forma amounts for cash, convertible promissory notes, total debt, total liabilities, additional paid in capital and accumulated deficit.

Response: See below.

	As of March 31, 2022 Actual (unaudited)		Pro Forma (unaudited)
Cash and marketable securities	$2,309,785	a,b,c,e,f,i	$2,778,774
Long term debt, including current portions:
Convertible Promissory Notes - Related Parties	$3,167,903	a,d	2,933,176
Convertible Promissory Notes	-	f,g	525,000
Notes Payable	8,193,341	b,d	8,072,241
Note Payable - Related Party	400,000		400,000
Due to Seller	160,000	c,i	650,000
Total debt	11,921,244		12,580,417
Total liabilities	15,323,836	h	15,483,009
Stockholders’ Equity
Preferred stock, 50,000,000 shares authorized
Series A, par value $0.0001; 10,000,000 shares authorized; 5,875,000 issued and outstanding as of March 31, 2022	588		588
Series B, par value $0.0001; 10,000,000 shares authorized; 3,610,000 issued and outstanding as of March 31, 2022	361	j	308
Series C, par value $0.0001; 10,000,000 shares authorized; 770,000 issued and outstanding as of March 31, 2022	77		77
Common stock, par value $0.0001; 3,000,000,000 shares authorized, 399,962,646 shares issued and outstanding as of March 31, 2022	39,996	e,g,h,i,j	49,596
Additional paid in capital	27,441,876	e,g,h,i,j	31,282,330
Accumulated deficit	(12,492,731)	d,f	(12,877,915)
Total Stockholders’ equity	14,990,167		18,454,983
Total Capitalization	$26,911,411		$31,035,400

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Adj for Pro Forma column

		debit	credit

a	repayment of principal in the amount $500,000 on the amended and restated convertible promissory note in the principal amount of $3,709,617 (the “Amended BCR Trust Note”).
	Notes payable	500,000
	Cash		500,000

b	repayment of principal of $211,011 of the Term Loan Promissory Note to Live Oak Banking Company.
	Note payable	211,011
	Cash		211,011

c	payment of $40,000 to the Albers Group, LLC as partial consideration for certain assets acquired from Nov 2021.
	Due to Seller	40,000
	Cash		40,000

d	recognition of the amortization of discounts to the Buckhout Charitable Remainder Trust (the “BCR Trust”) ($265,273) and in two promissory notes payable to Robert Eisiminger ($89,911).
	Amortization of discounts	265,273
	Notes payable		265,273
	Amortization of discounts	89,911
	Notes payable		89,911

e	recognition of $500,000 in proceeds from the sale of 25,000,000 shares of common stock to Crom Cortana Fund, LLC (“CCF”). 25,000,000 shares issued with par value of $0.0001 = total par value of $2,500.
	Cash	500,000
	Common Stock		2,500
	APIC		497,500

f	recognition of the note to CCF in the amount of $1,050,000
	Cash	970,000
	Legal fees	30,000
	OID/Convertible promissory notes	50,000
	Convertible promissory notes		1,050,000

g	recognition of 2,500,000 shares of common stock to CCF as part of the commitment fee for the securities purchase agreement ($475,000). 2,500,000 shares issued with par value of $0.0001 = total par value of $250. Trading value as of transaction date was $0.19, resulting in fair value of $475,000 (2,500,000 x 0.19).
	OID/Convertible promissory notes	475,000
	Common stock		250
	APIC		474,750

h	issuance of 2,500,000 shares of common stock to Robert Eisiminger as a commitment fee to enter into a promissory note valued at $500,000. 2,500,000 shares issued with par value of $0.0001 = total par value of $250. Trading value as of transaction date was $0.2015, resulting in fair value of $503,750 (2,500,000 x 0.2015). Fair value less par value of $503,500 resulted; $3,500 excess over note balance was charge to P&L.
	Obligation to issue Common and preferred stock	500,000
	Common stock		250
	APIC		499,750

i	asset acquisition of Lexington Solutions Group, LLC (“LSG”) valued at $3,155,000, with consideration paid as follows - $250,000 in cash; $530,000 owed to seller (all of which is due on or before December 31, 2022), and 12,500,000 shares of common stock valued at $2,375,000. 12,500,000 shares issued with par value of $0.0001 = total par value of $1,250. Trading value as of transaction date was $0.19, resulting in APIC of 2,373,750 (fair value of $2,375,000 (12,500,000 x 0.19) - 1,250).
	Acquired assets	3,155,000
	Cash		250,000
	Due to seller		530,000
	Common stock		1,250
	APIC		2,373,750

j	Represents par value of $5,350 for 53,500,000 common shares issued in conversion of 535,000 Series B Preferred Stock; additional paid in capital adjustment of $5,297.
	Series B Preferred	54
	Common Stock		5,350
	APIC	5,297

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8.	Given the magnitude of transactions you are giving pro forma effect to, please revise to reference the line items impacted by each transaction.

Response: We have referenced the line items impacted by each transaction in the Revised DRS via the appropriate (a) through (j) references next to each line.

Dilution, page 38

9.	Please revise to include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Please refer to Item 506 of Regulation S-K.

Response: The dilution disclosure on page 39 of the Revised DRS has been updated to reflect a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations

Cost of Revenues, page 46

10.	Please revise to disclose the nature of the direct costs included in cost of revenues. In doing so, address any software, technology and development costs, labor and personnel costs, cloud hosting costs, third party service fees, and depreciation and amortization and support your accounting.

Response: We have included the additional disclosure on page 47 of the Revised DRS to reflect the nature of the direct costs included in cost of revenues, adding that direct costs include “specifically labor, contracted labor, materials, and other direct costs, which includes rent, insurance, and software licenses”. Please note that related to contracts we serve, we do not incur technology and development costs, cloud hosting costs, or third party service fees (other than contracted labor). Also, while we do incur depreciation and amortization expense on company-owned assets and recognize those as operating expenses, such assets are not used in direct service to contracts.

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Effects of Inflation, page 55

11.	We note your disclosure regarding inflation on page 55. Please update this disclosure to specifically address and quantify how recent inflationary pressures have impacted your operations, if material.

Response: The inflationary pressures have not been material to the Company’s operations. As a result, the Company has not made any modification to the disclosure on page 57 of the Revised DRS.

Business, page 57

12.	Please clearly describe each of your service offerings in greater detail in this section. In this regard, we note you have included a description of certain contract highlights on page 60, but you have not described, in general, the services you offer.

Response: We have included additional disclosure in the Revised DRS to describe our service offerings in greater detail in this section.

13.	We note your disclosure that the Company has developed a "qualified business opportunity pipeline of over $400 million." Please provide more detail regarding this opportunity pipeline, whether this is from acquisitions or organic growth, how you have calculated the value of those opportunities, and how they differ from the backlog figures included in your filing.

Response: We have included additional disclosure in the Revised DRS to further describe and clarify the qualified business opportunity pipeline of over $400 million.

14.	We note your disclosure that in the year ending December 31, 2021, your top five revenue-producing contracts accounted for 73 percent of your revenue. Please describe these agreements in this section and file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have modified our disclosure in the Revised DRS to reflect the top three revenue-producing contracts that accounted for 60 percent of our revenue and have described those agreements in this section. We have eliminated the reference to the fourth and fifth largest customers since they each represent less than eight percent (8%) of the Company’s revenue. The Company intends to file as exhibits the top three revenue-producing contracts and will seek confidential treatment of certain portions of those agreements.

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15.	We note your disclosure on page 18 that you expect that sales through teaming partners will continue to be a significant percentage of your revenue. Please describe the general terms of your teaming partner arrangements in this section.

Response: We have modified our disclosure in the Revised DRS to describe the general terms of our teaming partner arrangements.

16.	We note your disclosure throughout the filing that "[y]our contracts and subcontracts are composed of a wide range of contract types" and on page 48 that "[g]ross margin decreased due to the loss of a number of higher margin T&M contract positions that were in place in Q1 2021." Given the different risk levels of these contracts, please disclose the highest percentage of revenue by contract type for each period presented and clarify the percentage of multi-year contracts by contract type, if material.

Response: We have modified our disclosure in the Revised DRS to disclose the highest percentage of revenue by contract type for each period presented and clarified that multi-year contracts are not material to the Company’s business.

Executive Compensation, page 74

17.	Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Response: We have included an additional footnote in the Summary Compensation Table in the Revised DRS to disclose how the bonus amounts were determined.

Principal Stockholders, page 81

18.	We note that your Series A and Series C preferred stock will remain outstanding after this offering. Please revise the table to include the number and percentage of shares of Series A preferred stock and Series C preferred stock that will remain outstanding after this offering, as you have done for the common stock.

Response: The table in the Revised DRS has been updated to include the number and percentage of shares of Series A preferred stock and Series C preferred stock that will remain outstanding after this offering.

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19.	Please revise to identify the natural person(s) that hold voting and/or dispositive power over the shares held by Crom Cortana Fund, LLC.

Response: We have included the names of the natural person(s) that hold voting and/or dispositive power over the shares held by Crom Cortana Fund LLC in the Revised DRS.

Selling Stockholders, page 84

20.	Please expand your disclosure to discuss how long the selling shareholders have held the shares and the circumstances under which the selling shareholders have received their shares.

Response: We have expanded the disclosure concerning the selling shareholders in the Revised DRS.

Description of Securities, page 87

21.	Here and in your risk factor on page 30, discuss the anti-takeover provisions included in your charter and bylaws, including the advance notice provisions for stockholder proposals and that the board has the sole power to amend your bylaws.

Response: We have included in the Revised DRS in the Description of Securities and the risk factor on page 31 additional disclosure concerning the anti-takeover provisions included in our charter and bylaws, including the advance notice provisions for stockholder proposals and that the board has the sole power to amend our bylaws.

Castellum, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15: Income Taxes, page F-52

22.	We note your deferred tax asset balance of $2.5M and no related valuation allowance. Given your cumulative losses in recent years, explain to us how you determined a deferred tax asset valuation allowance was not needed. In doing so, provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized. Please refer to ASC 740-10-30.

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Response to Comment 22:

A company is required to recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion, or all, of deferred tax assets will not be realized (ASC 740-10-30-5(e)).  The evaluation regarding realizability is made on a gross basis versus net basis.  Realization depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carryforward period under the tax law.  ASC 740-10-30-17 requires that all available evidence, both possible and negative, shall be considered to determine whether, based on the weight of the evidence, a valuation allowance is needed.

The four sources of taxable income considered from least to most subjective are:

1.	Taxable income in prior carry back years, if carry back is permitted under the tax law;

2.	Future reversals of existing taxable temporary differences (i.e., gross deferred tax liabilities);

3.	Tax-planning strategies;

4.	Future taxable income exclusive of reversing temporary differences and carry forwards.

The Company does not have any remaining taxable income in the carry back years. The next source of taxable income is the reversal of deferred tax liabilities, which over time would be available to offset each other.  In order to be a source of taxable income to support the realization of deferred tax assets, taxable temporary differences must reverse in a period which would result in the realization of deferred tax assets.  Taxable temporary differences relate to fixed assets with lives ranging from 3 – 15 years, cash to accrual with a life of 2 years, intangible assets with lives ranging from 2 – 15 years with the exception of customer relationships which are amortized based on future cash flows and debt discounts which are amortizable over 3 years.  The deferred tax assets are expected to reverse over 1 – 7 years.

Deferred Balances as 12/31/21:

Consolidated	Gross	Tax-Effected
Porperty & Equipment	(58,400)	(14,312)
Intangible Assets	(5,219,689)	(1,334,460)
Stock Compensation	7,856,573	2,358,218
Other	184,760	56,288
Accruals	341,802	95,673
Cash to Accrual	(544,790)	(151,310)
Debt Discount	(1,407,002)	(400,064)
Net Operating Losses	-	-
	1,153,255	610,033

Corvus, MFSI, Merrison, and SSI are in a net deferred tax liability positions while Castellum is in a net deferred tax asset position as of December 31, 2021, driven largely by the deferred tax assets for the stock options and warrants. The Company files a consolidated return for Federal tax purposes, combined returns are also filed in District of Columbia and New Jersey as a result of operations from Corvus, Merrison, and SSI.  Therefore, the state net deferred tax liabilities for these companies would be available to offset any net deferred tax assets generated by Castellum. In addition, Castellum charges an intercompany management fee so it can control the income of that entity so it can utilize any uncovered deferred tax assets.

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Response to Comment 22 Continued:

The Company also relied upon future taxable income as the last remaining source of taxable income. Although this is the most subjective source of taxable income, the Company has shown that its core earnings are positive and much of the losses created are non-cash in nature (i.e., amortization, stock compensation, and deferred financing costs). The Company has projected core earnings of over $1.5 million each year for the next four years. The projection of future tax income is relied upon given the Company’s past performance of taxable income to support the remaining deferred tax asset remaining after taxable temporary differences. The projections are supported by the strong backlog as of May 1, 2022 as disclosed in the Revised DRS.

The following table summarizes the value of our contract backlog as of May 1,2022:

Backlog
Funded	$15,690,588
Unfunded	$19,152,936
Priced Options	$65,343,608
Total Backlog	$100,187,132

Based on the analysis above, the Company has determined that the net deferred tax assets are more likely than not realizable and thus no valuation allowance was recorded as of December 31, 2021.

Unaudited Pro Forma Combined Financial Statements, page F-54

23.	We note the pro forma statement of operations gives effect to the acquisition of Specialty Systems, Inc. (“SSI”), which was consummated on August 12, 2021. Please explain why you did not present SSI’s preacquisition stub period January 1, 2021 through August 12, 2021 or revise to include.

Response: We have updated the Revised DRS to include SSI’s preacquisition stub period January 1, 2021 through August 12, 2021 in the pro forma statement of operations.

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24.	Please provide us with a detailed calculation of adjustment (a), intangible amortization expense.

Response to Comment 24:

In Note 3, to the unaudited pro forma combined financial statements, management noted the following:

The pro forma adjustment to amortization expense represents the amortization expense associated with the estimated fair values of the Company’s acquired amortizable intangible assets using the estimated remaining useful lives. The acquired intangible assets include customer relationships (estimated at $3,102,000 and estimated 7-year life), a trademark (estimated at $367,000 and estimated 10-year life), non-compete agreements (estimated at $65,000 and estimated 5-year lives), and backlog (estimated at $50,000 and estimated 2-year life). The pro forma adjustment is estimated to be $94,047 for 2021.

In response to Comment 23, management revised the pro forma statement of operations to present SSI’s preacquisition stub period from the six months ended June 30, 2021, to the period from January 1, 2021, through August 12, 2021. The pro forma adjustment (a), intangible amortization expense was revised to $116,025. The foregoing documentation provides a detailed calculation of this revised adjustment (a).

Management applies ASC 350-30-35-6, which states that “a recognized intangible asset shall be amortized over its useful life to the reporting entity” and the “method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” Finite-lived intangible assets are amortized over useful lives based on the present value of future annual cash flows, allocated equally between annual quarters. For the purposes of the pro forma combined financial statements, which included an additional 224 days of SSI operations, management included 224 days of amortization of each intangible asset based on the 224 days subsequent to the initial amortization actually recognized in Castellum, Inc. post acquisition. Management assumed the same initial intangible asset valuations as of the actual acquisition date, the pattern of economic benefit, and the present values of future cash flows should not be altered for pro forma purposes, and that by including the subsequent 224 days of amortization, the appropriate patterns and amounts would be reflected.

	Customer Relationships	Trademark	Noncompete Agreements	Backlog	Total
Recognized by Castellum in 2021 since acquisition	21,915	24,101	13,000	23,913	82,929

Pro forma adjustment - 224 days (1/18/12) of total 365 of the present value of 2022 cash flows/amotization	52,720	39,195	8,019	16,092	116,025

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Response to Comment 24 Continued:

Management notes that it has disclosed that the useful life of SSI’s customer relationships intangible asset is 7 years. In Note 5 to Castellum’s annual and Q1 financial statements, management also notes customer relationships intangible asset useful lives for all of Castellum range from 4.5-9 years. The useful life for SSI’s customer relationships intangible asset is, in fact, 15 years; the Company has revised the disclosures in the Revised DRS accordingly.

Exhibits

25.	Please revise your exhibit index to include the form of underwriting agreement, a legal opinion, power of attorney, and the filing fee table, and file such exhibits with your registration statement. Refer to Item 601 of Regulation S-K. In addition, we note that Ms. Frost and Messrs. McMillen, Campbell, and Champoux are expected to join the board upon effectiveness of your registration statement. Please file a consent for each director nominee. Refer to Securities Act Rule 428.

Response: The Company has updated the exhibit index to include the form of underwriting agreement, a legal opinion, power of attorney, the filing fee table, and requisite director nominee consents, and will file such exhibits in a subsequent filing.

General

26.	We note the disclosure on your prospectus cover that the primary shares will be offered at a fixed price and the resale shares will be offered at prevailing market prices. We also note your disclosure that the underwriters will only purchase the primary shares. Please revise to include separate prospectuses in this registration statement for each of the primary and resale offerings. Include an explanatory note so that investors receiving the IPO prospectus understand that selling shareholders are conducting a concurrent offering of additional shares pursuant to a separate prospectus that also forms a part of this registration statement. Alternatively, to the extent you do not use a separate prospectus, please revise to ensure the disclosure clearly discusses both transactions. For example, revise the plan of distribution, use of proceeds and underwriting sections to discuss both offerings. Please also revise your references to "this offering" throughout the registration statement to specify if you are referring to the primary or resale transaction.

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Response: The Company has updated the Revised DRS to include separate prospectuses for each of the primary and resale offerings and has included the requested explanatory note.

27.	We note your disclosure that the primary offering is contingent on listing approval and that the Selling Stockholders will not sell "until after the closing of this public offering." Please revise to clarify that that "this public offering" refers to your primary offering, if true. Please also clearly state that the resale transaction will only occur if your shares are listed and there is an established public trading market. In this regard, we note that your common stock is currently quoted on the OTC Pink tier, which is not an established public trading market into which selling stockholders may offer and sell shares at other than a fixed price. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company has updated the Revised DRS to clarify that the “IPO Closing” refers to the primary offering and that the resale transaction will occur only if the Company’s common stock sold in its initial public offering begin trading on the NYSE American.

28.	We note your disclosure that you have agreed to issue warrants to your underwriter to purchase a number of shares of your common stock. Please ensure that such shares are included in your fee table.

Response: The Company will include the warrants issued to our underwriters in connection with the offering in our fee table, which will be submitted as an exhibit to a subsequent filing.

29.	Please include the disclosure required by Item 201 of Regulation S-K. Refer to Item 11(d) of Form S-1.

Response: The Company has updated the Revised DRS to include the disclosure required by Item 201 of Regulation S-K.

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

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Response: The Company does not expect to have any written communications as defined by Rule 405 under the Securities Act, however, to the extent there are any, we will provide you with copies of all written communications as defined by Rule 405.

Thank you for your assistance in reviewing this filing.

Sincerely,

CASTELLUM, INC.

/s/ Mark Fuller
Mark Fuller
Chief Executive Officer

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